FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 28th, 2003

Commission File Number [             ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐         No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐         No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐         No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures:	Acquisition of TCO

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, April 28, 2003

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that the acquisition by Telesp Celular Participações, S.A. (a Brazilian cellular telephony company whose shareholders include Brasilcel, N.V., a company which is in turn a holding company for the shareholdings of the cellular telephony companies Telefónica Móviles, S.A. and PT Movéis, SGPS, S.A. which each have a 50% interest) of 61.10% of the ordinary shares with voting rights of Brazilian cellular telephony company Tele Centro Oeste Celular Participações, S.A. (“TCO”) was completed on April 25, 2003, upon fulfilment of the terms and conditions to which this operation was subject.

Following the acquisition of the aforementioned shares, Telesp Celular Participações, S.A. will launch a Takeover Bid to acquire up to 100% of the remaining ordinary shares with voting rights of TCO, in accordance with Brazilian legislation and as notified to the market in the significant event submitted by Telefónica Móviles, S.A. to the CNMV (the Spanish SEC) on January 16, 2003.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

Antonio Hornedo Muguiro

General Counsel

TELEFONICA	MOVILES, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: April 28st, 2003	By: /s/ Antonio Viana Baptista

Name: Antonio Viana Baptista
Title: Chief Executive Officer